UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2026
Commission File Number	001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 W Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           ☐         Form 40-F        ☒

INCORPORATION BY REFERENCE

Exhibit 99.3 of this Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-10EF (File No. 333-289110) and Form S-8 (File No. 333-262400) of the Registrant, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release dated January 9, 2026.
99.2	Lithium carbonate offtake agreement, dated March 6, 2026, between Trafigura Trading LLC and SWA Lithium LLC.
99.3	Material change report, dated March 19, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)

Date:	March 24, 2026	By:	/s/ Salah Gamoudi
Name: Salah Gamoudi
Title: Chief Financial Officer